Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the third quarter of 2011 and nine months ended September 30, 2011, has been derived from TOTAL’s unaudited consolidated financial statements for the third quarter of 2011 and nine months ended September 30, 2011.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2010, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 28, 2011.

•	Key figures and consolidated accounts of TOTAL*

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros except earnings per share and number of shares	9M11	9M10	9M11 vs 9M10
46,163	45,009	40,180	+15%	Sales	137,201	119,112	+15%
				Adjusted net operating income from business segments
2,323	2,457	2,123	+9%	• Upstream	7,629	6,297	+21%
388	197	264	+47%	• Downstream	861	902	-5%
239	247	256	-7%	• Chemicals	724	687	+5%
1.47	1.21	1.26	+17%	Fully-diluted earnings per share (euros)	4.43	3.81	+16%
2,261.0	2,255.5	2,244.9	+1%	Fully-diluted weighted-average shares (millions)	2,254.9	2,243.3	+1%
3,314	2,726	2,827	+17%	Net income (Group share)	9,986	8,541	+17%
3,921	7,570	4,092	-4%	Investments **	17,174	11,247	+53%
5,082	1,338	1,074	x5	Divestments	7,083	2,972	x2
(1,161)	6,232	3,018	n/a	Net investments	10,091	8,275	+22%
5,964	5,064	4,904	+22%	Cash flow from operations	16,742	15,106	+11%

*

Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and excluding the impact of changes for fair value from January 1, 2011, and, through June 30, 2010, excluding TOTAL’s equity share of adjustments related to Sanofi. See “Analysis of business segment results” below for further details.

**	Including acquisitions.

•	Third quarter 2011 results

> Sales

In the third quarter 2011, the Brent price averaged 113.4 $/b, an increase of 47% compared to the third quarter 2010, but a decrease of 3% compared to the second quarter 2011. The European refining margin indicator (ERMI) averaged 13.4 $/t, a decrease of 18% compared to the third quarter 2010 and the second quarter 2011.

The euro-dollar exchange rate averaged 1.41 $/€ in the third quarter 2011, 1.29 $/€ in the third quarter 2010 and 1.44 $/€ in the second quarter 2011.

In this environment, sales were €46,163 million in the third quarter 2011, an increase of 15% compared to €40,180 million in the third quarter 2010.

> Net income (Group share)

Reported net income (Group share) in the third quarter 2011 increased by 17% to €3,314 million from €2,827 million in the third quarter 2010, mainly due to the impact of the increase in hydrocarbon prices on the Upstream segment’s results. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €87 million in the third quarter 2011 and a negative impact of €48 million in the third quarter 2010. As from January 1, 2011, the Group accounts for changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”). The changes in fair value had a negative impact on net income (Group share) of €10 million in the third quarter 2011. Special items had a positive impact on net income (Group share) of €610 million in the third quarter 2011, comprised essentially of gains on the sales of the Group’s interests in CEPSA and the Ocensa pipeline in Colombia, partially offset primarily by asset impairments. Special items had a positive impact of €400 million in the third quarter 2010.

Fully-diluted earnings per share, based on 2,261.0 million fully-diluted weighted-average shares, was €1.47 in the third quarter 2011 compared to €1.26 in the third quarter 2010, an increase of 17%.

> Investments — divestments1

Investments, excluding acquisitions of €445 million and including the change in non-current loans of €93 million, were €3.3 billion in the third quarter 2011 compared to €3.0 billion in the third quarter 2010.

Acquisitions were €445 million in the third quarter 2011, including essentially the acquisition of an additional 25% interest in the Tempa Rossa project in Italy and 40% interest in exploration blocks in Kenya.

Asset sales in the third quarter 2011 were €4,955 million, comprised essentially of the sale of the Group’s 48.83% interest in CEPSA, part of the Specialty Chemicals resins activities, a 10% interest in the Ocensa pipeline in Colombia and the sale of Sanofi shares. Asset sales in the third quarter 2010 were €987 million, comprised essentially of the sale of the Valhall and Hod fields.

Net investments2 were negative €1.2 billion in the third quarter 2011 compared to positive €3.0 billion in the third quarter 2010.

> Cash flow

Cash flow from operations was €5,964 million in the third quarter 2011 compared to €4,904 million in the third quarter 2010, an increase of 22% due mainly to the increase in net income and the favorable change in working capital. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow3 was €7,125 million in the third quarter 2011 compared to €1,886 million in the third quarter 2010, reflecting essentially the higher cash flow from operations and level of asset sales in the third quarter 2011.

•	Results for the first nine months of 2011

> Sales

Compared to the first nine months of 2010, the oil market environment for the first nine months of 2011 was marked by a 45% increase in the average Brent price to 111.9 $/b and the average price of gas increased by 29% to 6.44 $/Mbtu. The European refining margin indicator (ERMI) decreased by 30% to 18.1 $/t.

The average euro-dollar exchange rate was 1.41 $/€ compared to 1.31 $/€ in the first nine months of 2010.

In this environment, sales in the first nine months of 2011 were €137,201 million, an increase of 15% compared to €119,112 million in the first nine months of 2010.

1	Detail shown on page 12 of this exhibit.
2	Net investments = investments including acquisitions and changes in non-current loans – asset sales.
3	Net cash flow = cash flow from operations—net investments.

> Net income (Group share)

Reported net income (Group share) in the first nine months of 2011 increased by 17% to €9,986 million from €8,541 million in the first nine months of 2010, mainly due to the impact of the increase in hydrocarbon prices on the Upstream segment’s results. The after-tax inventory effect had a positive impact on net income (Group share) of €785 million in the first nine months of 2011 and a positive impact of €465 million in the first nine months of 2010, in each case due to the increase in prices of oil and oil products. Changes in fair value had a positive impact on net income (Group share) of €12 million in the first nine months of 2011. Special items had a positive impact on net income (Group share) of €490 million in the first nine months of 2011 and a positive impact of €425 million in the first nine months of 2010. In the first nine months of 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income (Group share) of €81 million.

As of September 30, 2011, there were 2,263.4 million fully-diluted shares compared to 2,246.9 on September 30, 2010.

Fully-diluted earnings per share, based on 2,254.9 million weighted-average shares, was €4.43 in the first nine months of 2011, an increase of 16% compared to €3.81 in the same period of 2010.

> Investments — divestments4

Investments, excluding acquisitions and including changes in non-current loans, were in line with the budget at €9.6 billion in the first nine months of 2011 compared to €8.4 billion in the first nine months of 2010.

Acquisitions were €7.0 billion in the first nine months of 2011, comprised essentially of the acquisition of interests in Fort Hills and Voyageur in Canada, 12% of Novatek, an additional 25% interest in Tempa Rossa in Italy and 60% of SunPower.

Asset sales in the first nine months of 2011 were €6.5 billion, comprised essentially of sales of the Group’s interests in CEPSA and its E&P Cameroon subsidiary, sales of Sanofi shares, interests in the Joslyn project in Canada, in the Ocensa pipeline in Colombia and part of the Specialty Chemicals resins activities.

Net investments were €10.1 billion in the first nine months of 2011, an increase of 22% compared to €8.3 billion in the first nine months of 2010.

> Cash flow

Cash flow from operations was €16,742 million in the first nine months of 2011, an increase of 11% compared to the first nine months of 2010, essentially due to the increase in net income and more favorable changes in working capital than in 2010. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow was €6,651 million in the first nine months of 2011 compared to €6,831 million in the first nine months of 2010.

The net-debt-to-equity ratio was 15.2% on September 30, 2011, compared to 24.3% on June 30, 2011, and 18.2% on September 30, 20105.

•	Analysis of business segment results

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

4	Detail shown on page 12 of this exhibit.
5	Detail shown on page 12 of this exhibit.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO and the replacement cost.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Until June 30, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi. As of July 1, 2010, Sanofi is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1, 2011. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 23-30, 33-35 and 42-47 of this exhibit.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

Upstream

> Environment — liquids and gas price realizations*

3Q11	2Q11	3Q10	3Q11 vs 3Q10		9M11	9M10	9M11 vs 9M10
113.4	117.0	76.9	+47%	Brent ($/b)	111.9	77.1	+45%
106.8	110.6	72.8	+47%	Average liquids price ($/b)	105.3	74.0	+42%
6.56	6.60	5.13	+28%	Average gas price ($/Mbtu)	6.44	5.00	+29%
75.3	76.9	54.9	+37%	Average hydrocarbons price ($/boe)	74.5	55.1	+35%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Hydrocarbon production	9M11	9M10	9M11 vs 9M10
2,319	2,311	2,340	-1%	Combined production (kboe/d)	2,333	2,375	-2%
1,176	1,197	1,325	-11%	• Liquids (kb/d)	1,222	1,341	-9%
6,228	6,077	5,529	+13%	• Gas (Mcf/d)	6,063	5,635	+8%

Hydrocarbon production was 2,319 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2011, a decrease of 0.9% compared to the same quarter last year, essentially as a result of:

•	-1.5% for normal decline, net of production ramp-ups on new projects and lower turnarounds;

•	+4% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA;

•	+1% for the end of OPEC reductions;

•	-2.5% for security conditions in Libya; and

•	-2% for the price effect[6].

In the first nine months of 2011, hydrocarbon production was 2,333 kboe/d, a decrease of 1.8% compared to the same period last year, essentially as a result of:

•	-1.5% for normal decline, net of production ramp-ups on new projects;

•	+2.5% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA;

•	+1% for the end of OPEC reductions;

•	-2% for security conditions in Libya; and

•	-2% for the price effect.

> Results

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros	9M11	9M10	9M11 vs 9M10
5,272	5,166	4,410	+20%	Non-Group sales	16,582	13,525	+23%
5,119	5,335	4,175	+23%	Operating income	16,359	12,943	+26%
89	55	15	x5.9	Adjustments affecting operating income	60	15	x4
5,208	5,390	4,190	+24%	Adjusted operating income*	16,419	12,958	+27%
2,323	2,457	2,123	+9%	Adjusted net operating income*	7,629	6,297	+21%
433	366	335	+29%	• Includes income from equity affiliates	1,173	941	+25%
3,289	6,868	3,400	-3%	Investments	15,389	9,266	+66%
953	921	1,035	-8%	Divestments	2,209	1,296	+70%
3,158	5,605	2,831	+12%	Cash flow from operating activities	13,406	11,665	+15%

*	Detail of adjustment items shown in business segment information starting on page 23 and on page 35 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,323 million in the third quarter 2011 compared to €2,123 million in the third quarter 2010, an increase of 9%, reflecting mainly the impact of higher hydrocarbon prices.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact on Upstream adjusted net operating income of €317 million in the third quarter 2011, consisting essentially of the exclusion of gains on the sales of the Group’s interests in CEPSA and part of its interest in the Ocensa pipeline in Colombia, and a negative impact of €261 million in the third quarter 2010, consisting essentially of the exclusion of gains on the sale of the Group’s interests in the Valhall and Hod fields partially offset by impairment charges.

The effective tax rate for the Upstream segment was 63.9% compared to 59.5% in the third quarter 2010, essentially due to higher hydrocarbon prices, mix effects and an increase in UK petroleum taxes.

Adjusted net operating income from the Upstream segment in the first nine months of 2011 was €7,629 million compared to €6,297 million for the same period last year, an increase of 21%, essentially due to the impact of higher hydrocarbon prices.

The return on average capital employed (ROACE7) for the Upstream segment was 21% for the twelve months ended September 30, 2011, stable compared to the twelve months ended June 30, 2011, and to the full year 2010. The annualized third quarter 2011 ROACE for the Upstream segment was 19%.

6	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.
7	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

Downstream

> Refinery throughput and utilization rates*

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros	9M11	9M10	9M11 vs 9M10
1,922	1,855	2,068	-7%	Total refinery throughput (kb/d)	1,930	2,067	-7%
752	692	773	-3%	• France	731	746	-2%
904	877	1,038	-13%	• Rest of Europe	941	1,066	-12%
266	286	257	+4%	• Rest of world	258	255	+1%
				Utilization rates**
77%	75%	74%		• Based on crude only	77%	75%
81%	79%	80%		• Based on crude and other feedstock	82%	80%

*	Includes share of CEPSA through July 31, 2011, and, starting October 2010, of TotalErg.
**	Based on distillation capacity at the beginning of the year.

In the third quarter 2011, refinery throughput decreased by 7% compared to the third quarter 2010 and increased by 4% compared to the second quarter 2011. The decrease compared to the third quarter 2010 was mainly due to the sale of interests in CEPSA and to the higher level of turnarounds (Antwerp, Port Arthur) than in the previous year.

In the first nine months of 2011, refinery throughput decreased by 7% compared to the same period last year, reflecting essentially a higher level of turnarounds in 2011 and work on the Lindsey refinery.

> Results

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros (except ERMI refining margins)	9M11	9M10	9M11 vs 9M10
13.4	16.3	16.4	-18%	European refining margin indicator - ERMI ($/t)	18.1	25.7	-30%
36,220	34,551	31,307	+16%	Non-Group sales	105,540	92,305	+14%
141	93	166	-13%	Operating income	1,746	1,491	+17%
341	135	71	x4.8	Adjustments affecting operating income	(750)	(514)	n/a
482	228	237	x2	Adjusted operating income*	996	977	+2%
388	197	264	+47%	Adjusted net operating income*	861	902	-5%
(2)	23	60	n/a	• Includes income from equity affiliates	45	118	-62%
440	462	568	-23%	Investments	1,166	1,586	-26%
2,691	28	28	x96	Divestments	2,742	66	x42
1,775	7	900	+97%	Cash flow from operating activities	2,940	2,396	+23%

*	Detail of adjustment items shown in business segment information starting on page 23 and on page 35 of this exhibit.

The European refining margin indicator (ERMI) averaged 13.4 $/t in the third quarter 2011, a decrease of 18% compared to the third quarter 2010. In the first nine months of 2011, the ERMI averaged 18.1 $/t, a decrease of 30% compared to the same period in 2010.

Adjusted net operating income from the Downstream segment was €388 million in the third quarter 2011, an increase of 47% compared to the third quarter 2010 despite an environment that remained difficult, due in particular to improved operational performance in refining in the third quarter 2011, as well as more favorable conditions for supply optimization.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on Downstream adjusted net operating income of €83 million in the third quarter 2011 and a positive impact of €24 million in the third quarter 2010. The exclusion of special items had a negative impact on Downstream adjusted net operating income of €125 million in the third quarter 2011, consisting essentially of the exclusion of gains on the sale of the Group’s interests in CEPSA net of certain restructuring and asset impairment charges, and no impact in the third quarter 2010.

In the first nine months of 2011, adjusted net operating income from the Downstream segment was €861 million, a decrease of 5% compared to the same period last year, essentially due to the decrease of refining margins in Europe.

The ROACE for the Downstream segment was 8% for the twelve months ended September 30, 2011, compared to 6% for the twelve months ended June 30, 2011, and 8% for the full year 2010. The annualized third quarter 2011 ROACE for the Downstream segment was 11%.

Chemicals

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros	9M11	9M10	9M11 vs 9M10
4,669	5,291	4,460	+5%	Non-Group sales	15,065	13,272	+14%
3,096	3,400	2,748	+13%	• Base chemicals	9,815	8,074	+22%
1,572	1,891	1,710	-8%	• Specialties	5,249	5,185	+1%
169	263	268	-37%	Operating income	824	768	+7%
22	15	33	-13%	Adjustments affecting operating income	(93)	(8)	n/a
191	278	301	-37%	Adjusted operating income*	731	760	-4%
239	247	256	-7%	Adjusted net operating income*	724	687	+5%
137	132	133	+3%	• Base chemicals	388	326	+19%
109	118	125	-13%	• Specialties	348	366	-5%
168	209	111	+51%	Investments	548	349	+57%
1,094	12	(10)	n/a	Divestments	1,120	324	x3
359	138	215	+67%	Cash flow from operating activities	353	602	-41%

*	Detail of adjustment items shown in business segment information starting on page 23 and on page 35 of this exhibit.

In the third quarter 2011, the environment remained globally favorable for specialty chemicals but deteriorated for petrochemicals due to softer demand.

Sales for the Chemicals segment were €4.7 billion in the third quarter 2011, an increase of 5% compared to the third quarter 2010.

The adjusted net operating income for the Chemicals segment was €239 million in the third quarter 2011, a decrease of 7% compared to the third quarter 2010. The impact of lower petrochemical margins in Europe and the United States was offset mainly by stronger results from Qatar and South Korea. The slight decrease in specialty chemical results was mainly due to the sale of part of the resins activities at the beginning of the quarter.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Chemicals segment’s adjusted net operating income of €7 million in the third quarter 2011 and a positive impact of €30 million in the third quarter 2010. The exclusion of special items had a negative impact on the Chemicals segment’s adjusted net operating income of €211 million in the third quarter of 2011, consisting essentially of the exclusion of gains on the sales of the Group’s interests in CEPSA and part of its resins activities, and a negative impact of €3 million in the third quarter 2010.

In the first nine months of 2011, adjusted net operating income for the Chemicals segment was €724 million, an increase of 5% compared to €687 million for the same period last year.

The ROACE for the Chemicals segment was 12% for the twelve months ended September 30, 2011, stable compared to the twelve months ended June 30, 2011, and to the full year 2010. The annualized third quarter 2011 ROACE for the Chemicals segment was 13%.

•	Summary and outlook

The net-debt-to-equity ratio as of September 30, 2011, was 15.2% compared to 24.3% at the end of the second quarter 2011. Supported by its strong results, the Group’s net-debt-to-equity ratio is expected to be in the lower end of its 20-30% range at year-end 2011.

Pursuant to the October 27, 2011 decision of the Board of Directors, TOTAL will pay the third quarter interim dividend of €0.57 per share on March 22, 20128.

8	Ex-dividend date will be March 19, 2012.

In the fourth quarter 2011, the production ramp-up from the Pazflor field in Angola and the progressive recovery of production in Libya are expected to be partially offset by turnarounds at Snovhit and Yemen LNG.

Pending partner approvals, TOTAL expects to launch in the coming months a series of major new projects, including Ofon 2 and Egina in Nigeria, Ichthys in Australia, and Tempa Rossa in Italy. Launching the Shtokman project in Russia remains contingent on an improvement in the fiscal regime and the agreement of the partners.

TOTAL is in the notification / consultation process with labor representatives for a project to reorganize the Downstream and Chemicals segments that should allow the company to put in place a dynamic and more competitive organization at the start of 2012.

The Group begins the fourth quarter confident in an environment where conditions remains favorable for the Upstream and refining margins have slightly improved.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•

the ability to respond to challenges in international markets, including political or economic conditions, armed conflict, trade and regulatory matters and actual or proposed sanctions on companies that conduct business in certain countries;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2010.

Operating information by segment

Third quarter and first nine months of 2011

•	Upstream

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Combined liquids and gas production by region (kboe/d)	9M11	9M10	9M11 vs 9M10
474	475	521	-9%	Europe	510	581	-12%
623	628	765	-19%	Africa	647	754	-14%
581	571	534	+9%	Middle East	578	522	+11%
68	66	65	+5%	North America	67	65	+3%
194	190	179	+8%	South America	190	178	+7%
232	241	253	-8%	Asia-Pacific	238	251	-5%
147	140	23	x6	CIS	103	24	x4
2,319	2,311	2,340	-1%	Total production	2,333	2,375	-2%
600	605	455	+32%	Includes equity and non-consolidated affiliates	569	435	+31%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Liquids production by region (kb/d)	9M11	9M10	9M11 vs 9M10
234	240	251	-7%	Europe	246	270	-9%
481	484	617	-22%	Africa	505	616	-18%
316	321	313	+1%	Middle East	321	308	+4%
28	26	29	-3%	North America	29	30	-3%
67	73	72	-7%	South America	74	73	+1%
26	28	30	-13%	Asia-Pacific	27	31	-13%
24	25	13	+85%	CIS	20	13	+54%
1,176	1,197	1,325	-11%	Total production	1,222	1,341	-9%
312	331	304	+3%	Includes equity and non-consolidated affiliates	323	295	+9%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Gas production by region (Mcf/d)	9M11	9M10	9M11 vs 9M10
1,299	1,284	1,464	-11%	Europe	1,441	1,696	-15%
720	734	758	-5%	Africa	724	703	+3%
1,430	1,355	1,207	+18%	Middle East	1,392	1,164	+20%
228	226	203	+12%	North America	219	194	+13%
707	650	593	+19%	South America	643	581	+11%
1,173	1,209	1,249	-6%	Asia-Pacific	1,194	1,239	-4%
671	619	55	x12	CIS	450	58	x8
6,228	6,077	5,529	+13%	Total production	6,063	5,635	+8%
1,560	1,478	820	+90%	Includes equity and non-consolidated affiliates	1,331	756	+76%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Liquefied natural gas	9M11	9M10	9M11 vs 9M10
3.36	3.34	3.35	—	LNG sales* (Mt)	10.08	9.20	+10%

*	Sales, Group share, excluding trading; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.

•	Downstream

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Refined products sales by region (kb/d)*	9M11	9M10	9M11 vs 9M10
1,888	1,855	1,920	-2%	Europe	1,903	1,917	-1%
307	310	286	+7%	Africa	304	290	+5%
101	104	102	-1%	Americas	102	121	-16%
174	169	161	+8%	Rest of world	170	157	+8%
2,470	2,438	2,469	—	Total consolidated sales	2,479	2,485	—
1,270	1,341	1,300	-2%	Trading	1,266	1,272	—
3,740	3,779	3,769	-1%	Total refined product sales	3,745	3,757	—

*	Includes trading, share of CEPSA through July 31, 2011, and, starting October 1, 2010, of TotalErg.

Investments – Divestments

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros	9M11	9M10	9M11 vs 9M10
3,349	3,467	2,982	+12%	Investments excluding acquisitions*	9,603	8,440	+14%
287	242	160	+79%	• Capitalized exploration	746	580	+29%
93	210	151	-38%	• Change in non-current loans**	95	396	-76%
445	4,008	1,023	-57%	Acquisitions	6,982	2,545	x3
3,794	7,475	4,005	-5%	Investments including acquisitions*	16,585	10,985	+51%
4,955	1,243	987	x5	Asset sales	6,494	2,710	x2
(1,161)	6,232	3,018	na	Net investments	10,091	8,275	+22%

*	Includes changes in non-current loans.
**	Includes net investments in equity affiliates and non-consolidated companies + net financing for employees related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	9/30/2011	6/30/2011	9/30/2010
Current borrowings	10,406	12,289	10,201
Net current financial assets	(923)	(2,737)	(1,351)
Non-current financial debt	22,415	20,410	21,566
Hedging instruments of non-current debt	(2,012)	(1,756)	(1,760)
Cash and cash equivalents	(19,942)	(13,387)	(18,247)
Net debt	9,944	14,819	10,409

Shareholders’ equity	65,290	61,371	57,583
Estimated dividend payable	(1,254)	(1,248)	(1,273)
Minority interests	1,467	934	838
Equity	65,503	61,057	57,148

Net-debt-to-equity ratio	15.2%	24.3%	18.2%

Return on average capital employed

•	Twelve months ended September 30, 2011

in millions of euros	Upstream	Downstream	Chemicals
Adjusted net operating income	9,929	1,127	894
Capital employed at 9/30/2010*	41,629	15,379	7,232
Capital employed at 9/30/2011*	51,851	12,691	7,194
ROACE	21.2%	8.0%	12.4%

*	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended June 30, 2011

in millions of euros	Upstream	Downstream	Chemicals
Adjusted net operating income	9,729	1,003	911
Capital employed at 6/30/2010*	43,908	16,010	7,286
Capital employed at 6/30/2011*	46,671	14,921	7,938
ROACE	21.5%	6.5%	12.0%

*	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended September 30, 2010

in millions of euros	Upstream	Downstream	Chemicals
Adjusted net operating income	8,245	953	759
Capital employed at 9/30/2009*	35,514	13,513	6,845
Capital employed at 9/30/2010*	41,629	15,379	7,232
ROACE	21.4%	6.6%	10.8%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Third quarter 2011	1.41	13.4	113.4	106.8	6.56
Second quarter 2011	1.44	16.3	117.0	110.6	6.60
First quarter 2011	1.37	24.6	105.4	99.5	6.19
Fourth quarter 2010	1.36	32.3	86.5	83.7	5.62
Third quarter 2010	1.29	16.4	76.9	72.8	5.13

*

European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**	1 $/t = 0.136 $/b.
***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	3rd quarter 2011	2nd quarter 2011	3rd quarter 2010
Sales	46,163	45,009	40,180
Excise taxes	(4,638)	(4,544)	(4,952)
Revenues from sales	41,525	40,465	35,228

Purchases, net of inventory variation	(29,018)	(28,386)	(23,918)
Other operating expenses	(5,061)	(4,804)	(4,841)
Exploration costs	(242)	(179)	(160)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,873)	(1,531)	(1,805)
Other income	1,334	246	540
Other expense	(212)	(138)	(61)

Financial interest on debt	(262)	(159)	(126)
Financial income from marketable securities & cash equivalents	114	55	40
Cost of net debt	(148)	(104)	(86)

Other financial income	108	335	111
Other financial expense	(115)	(104)	(103)

Equity in net income (loss) of affiliates	497	444	401

Income taxes	(3,448)	(3,432)	(2,426)

Consolidated net income	3,347	2,812	2,880

Group share	3,314	2,726	2,827
Minority interests	33	86	53

Earnings per share (€)	1.47	1.21	1.27

Fully-diluted earnings per share (€)	1.47	1.21	1.26

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	3rd quarter 2011	2nd quarter 2011	3rd quarter 2010
Consolidated net income	3,347	2,812	2,880

Other comprehensive income
Currency translation adjustment	2,309	(666)	(3,527)
Available for sale financial assets	(389)	315	4
Cash flow hedge	(54)	(11)	(38)
Share of other comprehensive income of associates, net amount	(131)	(16)	(200)
Other	(2)	(4)	(9)

Tax effect	82	(35)	13

Total other comprehensive income (net amount)	1,815	(417)	(3,757)

Comprehensive income	5,162	2,395	(877)

- Group share	5,077	2,326	(865)
- Minority interests	85	69	(12)

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	9 months 2011	9 months 2010
Sales	137,201	119,112
Excise taxes	(13,609)	(14,396)
Revenues from sales	123,592	104,716

Purchases, net of inventory variation	(84,659)	(69,548)
Other operating expenses	(14,567)	(14,386)
Exploration costs	(680)	(667)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,090)	(5,261)
Other income	1,665	814
Other expense	(409)	(387)

Financial interest on debt	(557)	(339)
Financial income from marketable securities & cash equivalents	216	88
Cost of net debt	(341)	(251)

Other financial income	518	324
Other financial expense	(327)	(293)

Equity in net income (loss) of affiliates	1,447	1,438

Income taxes	(10,952)	(7,773)

Consolidated net income	10,197	8,726

Group share	9,986	8,541
Minority interests	211	185

Earnings per share (€)	4.45	3.82

Fully-diluted earnings per share (€)	4.43	3.81

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	9 months 2011	9 months 2010
Consolidated net income	10,197	8,726

Other comprehensive income
Currency translation adjustment	(335)	1,469
Available for sale financial assets	41	(48)
Cash flow hedge	(89)	(89)
Share of other comprehensive income of associates, net amount	(234)	275
Other	(4)	(6)

Tax effect	53	31

Total other comprehensive income (net amount)	(568)	1,632

Comprehensive income	9,629	10,358

- Group share	9,433	10,179
- Minority interests	196	179

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	September 30, 2011 (unaudited)	June 30, 2011 (unaudited)	December 31, 2010	September 30, 2010 (unaudited)
ASSETS

Non-current assets
Intangible assets, net	10,280	8,961	8,917	9,214
Property, plant and equipment, net	59,729	55,323	54,964	54,341
Equity affiliates : investments and loans	11,455	11,054	11,516	11,322
Other investments	3,767	5,287	4,590	4,825
Hedging instruments of non-current financial debt	2,012	1,756	1,870	1,760
Other non-current assets	4,248	3,727	3,655	3,210

Total non-current assets	91,491	86,108	85,512	84,672

Current assets
Inventories, net	16,024	15,950	15,600	14,171
Accounts receivable, net	18,786	18,267	18,159	17,435
Other current assets	7,938	8,474	7,483	8,332
Current financial assets	1,172	3,122	1,205	1,686
Cash and cash equivalents	19,942	13,387	14,489	18,247

Total current assets	63,862	59,200	56,936	59,871

Assets classified as held for sale	1,630	5,211	1,270	—

Total assets	156,983	150,519	143,718	144,543

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,909	5,903	5,874	5,872
Paid-in surplus and retained earnings	65,862	64,148	60,538	58,569
Currency translation adjustment	(3,091)	(5,177)	(2,495)	(3,286)
Treasury shares	(3,390)	(3,503)	(3,503)	(3,572)

Total shareholders’ equity-Group Share	65,290	61,371	60,414	57,583

Minority interests	1,467	934	857	838

Total shareholders’ equity	66,757	62,305	61,271	58,421

Non-current liabilities
Deferred income taxes	10,601	9,619	9,947	9,757
Employee benefits	2,180	2,111	2,171	2,125
Provisions and other non-current liabilities	8,920	8,419	9,098	8,693

Total non-current liabilities	21,701	20,149	21,216	20,575

Non-current financial debt	22,415	20,410	20,783	21,566

Current liabilities
Accounts payable	18,753	18,395	18,450	16,191
Other creditors and accrued liabilities	16,361	16,191	11,989	17,254
Current borrowings	10,406	12,289	9,653	10,201
Other current financial liabilities	249	385	159	335

Total current liabilities	45,769	47,260	40,251	43,981

Liabilities directly associated with the assets classified as held for sale	341	395	197	—

Total liabilities and shareholders’ equity	156,983	150,519	143,718	144,543

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	3rd quarter 2011	2nd quarter 2011	3rd quarter 2010
CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,347	2,812	2,880
Depreciation, depletion and amortization	2,062	1,641	1,912
Non-current liabilities, valuation allowances and deferred taxes	312	283	34
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(1,282)	(229)	(445)
Undistributed affiliates’ equity earnings	(34)	59	(154)
(Increase) decrease in working capital	1,501	476	649
Other changes, net	58	22	28

Cash flow from operating activities	5,964	5,064	4,904

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,802)	(3,215)	(2,913)
Acquisitions of subsidiaries, net of cash acquired	170	(979)	(856)
Investments in equity affiliates and other securities	(69)	(3,071)	(85)
Increase in non-current loans	(220)	(305)	(238)

Total expenditures	(3,921)	(7,570)	(4,092)
Proceeds from disposal of intangible assets and property, plant and equipment	213	620	873
Proceeds from disposal of subsidiaries, net of cash sold	399	171	(11)
Proceeds from disposal of non-current investments	4,343	452	125
Repayment of non-current loans	127	95	87

Total divestments	5,082	1,338	1,074

Cash flow used in investing activities	1,161	(6,232)	(3,018)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	77	354	3
- Treasury shares	—	—	—
- Minority shareholders	—	—	—
Dividends paid:
- Parent company shareholders	(1,283)	(2,572)	—
- Minority shareholders	(35)	(61)	(8)
Other transactions with minority shareholders	—	59	—
Net issuance (repayment) of non-current debt	1,034	678	1,690
Increase (decrease) in current borrowings	(2,541)	(200)	383
Increase (decrease) in current financial assets and liabilities	1,999	(1,123)	(341)
Cash flow used in financing activities	(749)	(2,865)	1,727

Net increase (decrease) in cash and cash equivalents	6,376	(4,033)	3,613
Effect of exchange rates	179	93	(198)
Cash and cash equivalents at the beginning of the period	13,387	17,327	14,832

Cash and cash equivalents at the end of the period	19,942	13,387	18,247

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	9 months 2011	9 months 2010
CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,197	8,726
Depreciation, depletion and amortization	5,591	5,779
Non-current liabilities, valuation allowances and deferred taxes	1,160	328
Impact of coverage of pension benefit plans	—	—
(Gains) losses on sales of assets	(1,517)	(617)
Undistributed affiliates’ equity earnings	(157)	(337)
(Increase) decrease in working capital	1,390	1,162
Other changes, net	78	65

Cash flow from operating activities	16,742	15,106

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(12,391)	(9,335)
Acquisitions of subsidiaries, net of cash acquired	(809)	(856)
Investments in equity affiliates and other securities	(3,290)	(398)
Increase in non-current loans	(684)	(658)

Total expenditures	(17,174)	(11,247)
Proceeds from disposal of intangible assets and property, plant and equipment	839	996
Proceeds from disposal of subsidiaries, net of cash sold	570	310
Proceeds from disposal of non-current investments	5,085	1,404
Repayment of non-current loans	589	262

Total divestments	7,083	2,972

Cash flow used in investing activities	(10,091)	(8,275)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	481	14
- Treasury shares	—	49
- Minority shareholders	—	—
Dividends paid:
- Parent company shareholders	(3,855)	(2,548)
- Minority shareholders	(97)	(90)
Other transactions with minority shareholders	59	(450)
Net issuance (repayment) of non-current debt	3,940	3,732
Increase (decrease) in current borrowings	(2,253)	759
Increase (decrease) in current financial assets and liabilities	365	(1,291)
Cash flow used in financing activities	(1,360)	175

Net increase (decrease) in cash and cash equivalents	5,291	7,006
Effect of exchange rates	162	(421)
Cash and cash equivalents at the beginning of the period	14,489	11,662

Cash and cash equivalents at the end of the period	19,942	18,247

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group Share	Minority interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2010	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539
Net income of the first nine months	—	—	8,541	—	—	—	8,541	185	8,726
Other comprehensive Income	—	—	(155)	1,793	—	—	1,638	(6)	1,632
Comprehensive Income	—	—	8,386	1,793	—	—	10,179	179	10,358
Dividend	—	—	(5,096)	—	—	—	(5,096)	(90)	(5,186)
Issuance of common shares	408,017	1	13	—	—	—	14	—	14
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(1)	—	1,270,478	50	49	—	49
Share-based payments	—	—	97	—	—	—	97	—	97
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with minority interests	—	—	(202)	(10)	—	—	(212)	(238)	(450)
Other items	—	—	—	—	—	—	—	—	—
As of September 30, 2010	2,348,830,901	5,872	58,569	(3,286)	(114,136,712)	(3,572)	57,583	838	58,421
Net income of the fourth quarter	—	—	2,030	—	—	—	2,030	51	2,081
Other comprehensive Income	—	—	(61)	788	—	—	727	15	742
Comprehensive Income	—	—	1,969	788	—	—	2,757	66	2,823
Dividend	—	—	(2)	—	—	—	(2)	(62)	(64)
Issuance of common shares	810,030	2	25	—	—	—	27	—	27
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(69)	—	1,649,033	69	—	—	—
Share-based payments	—	—	43	—	—	—	43	—	43
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with minority interests	—	—	3	3	—	—	6	15	21
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income of the first nine months	—	—	9,986	—	—	—	9,986	211	10,197
Other comprehensive Income	—	—	45	(598)	—	—	(553)	(15)	(568)
Comprehensive Income	—	—	10,031	(598)	—	—	9,433	196	9,629
Dividend	—	—	(5,173)	—	—	—	(5,173)	(97)	(5,270)
Issuance of common shares	14,112,010	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(113)	—	2,931,034	113	—	—	—
Share-based payments	—	—	124	—	—	—	124	—	124
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with minority interests	—	—	—	2	—	—	2	57	59
Other items	—	—	9	—	—	—	9	454	463
As of September 30, 2011	2,363,752,941	5,909	65,862	(3,091)	(109,556,645)	(3,390)	65,290	1,467	66,757

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,272	36,220	4,669	2	—	46,163
Intersegment sales	6,571	1,582	243	45	(8,441)	—
Excise taxes	—	(4,638)	—	—	—	(4,638)

Revenues from sales	11,843	33,164	4,912	47	(8,441)	41,525
Operating expenses	(5,443)	(32,559)	(4,624)	(136)	8,441	(34,321)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,281)	(464)	(119)	(9)	—	(1,873)

Operating income	5,119	141	169	(98)	—	5,331
Equity in net income (loss) of affiliates and other items	922	347	319	24	—	1,612
Tax on net operating income	(3,401)	(58)	(45)	41	—	(3,463)

Net operating income	2,640	430	443	(33)	—	3,480
Net cost of net debt						(133)
Minority interests						(33)

Net income						3,314

3rd quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—		(14)
Intersegment sales
Excise taxes

Revenues from sales	(14)	—	—	—		(14)
Operating expenses	—	(173)	(19)	—		(192)
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(168)	(3)	—		(246)

Operating income (b)	(89)	(341)	(22)	—		(452)
Equity in net income (loss) of affiliates and other items	530	339	243	15		1,127
Tax on net operating income	(124)	44	(17)	(71)		(168)

Net operating income (b)	317	42	204	(56)		507
Net cost of net debt						—
Minority interests						6

Net income						513

(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	(100)	(12)	—
On net operating income	—	(83)	(7)	—

3rd quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,286	36,220	4,669	2	—	46,177
Intersegment sales	6,571	1,582	243	45	(8,441)	—
Excise taxes	—	(4,638)	—	—	—	(4,638)

Revenues from sales	11,857	33,164	4,912	47	(8,441)	41,539
Operating expenses	(5,443)	(32,386)	(4,605)	(136)	8,441	(34,129)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,206)	(296)	(116)	(9)	—	(1,627)

Adjusted operating income	5,208	482	191	(98)	—	5,783
Equity in net income (loss) of affiliates and other items	392	8	76	9	—	485
Tax on net operating income	(3,277)	(102)	(28)	112	—	(3,295)

Adjusted net operating income	2,323	388	239	23	—	2,973
Net cost of net debt						(133)
Minority interests						(39)

Ajusted net income						2,801

Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

3rd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,289	440	168	24		3,921
Total divestments	953	2,691	1,094	344		5,082
Cash flow from operating activities	3,158	1,775	359	672		5,964

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,166	34,551	5,291	1	—	45,009
Intersegment sales	6,341	1,535	345	43	(8,264)	—
Excise taxes	—	(4,544)	—	—	—	(4,544)

Revenues from sales	11,507	31,542	5,636	44	(8,264)	40,465
Operating expenses	(5,072)	(31,149)	(5,251)	(161)	8,264	(33,369)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(300)	(122)	(9)	—	(1,531)

Operating income	5,335	93	263	(126)	—	5,565
Equity in net income (loss) of affiliates and other items	473	37	18	255	—	783
Tax on net operating income	(3,275)	(20)	(117)	(53)	—	(3,465)

Net operating income	2,533	110	164	76	—	2,883
Net cost of net debt						(71)
Minority interests						(86)

Net income						2,726

2nd quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	(55)	—	—	—		(55)
Intersegment sales
Excise taxes

Revenues from sales	(55)	—	—	—		(55)
Operating expenses	—	(135)	(15)	—		(150)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	(55)	(135)	(15)	—		(205)
Equity in net income (loss) of affiliates and other items	121	(2)	(37)	43		125
Tax on net operating income	10	50	(31)	(2)		27

Net operating income (b)	76	(87)	(83)	41		(53)
Net cost of net debt						—
Minority interests						(15)

Net income						(68)

(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	(72)	(15)	—
On net operating income	—	(42)	(17)	—

2nd quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,221	34,551	5,291	1	—	45,064
Intersegment sales	6,341	1,535	345	43	(8,264)	—
Excise taxes	—	(4,544)	—	—	—	(4,544)

Revenues from sales	11,562	31,542	5,636	44	(8,264)	40,520
Operating expenses	(5,072)	(31,014)	(5,236)	(161)	8,264	(33,219)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(300)	(122)	(9)	—	(1,531)

Adjusted operating income	5,390	228	278	(126)	—	5,770
Equity in net income (loss) of affiliates and other items	352	39	55	212	—	658
Tax on net operating income	(3,285)	(70)	(86)	(51)	—	(3,492)

Adjusted net operating income	2,457	197	247	35	—	2,936
Net cost of net debt						(71)
Minority interests						(71)

Ajusted net income						2,794

Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

2nd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	6,868	462	209	31	—	7,570
Total divestments	921	28	12	377	—	1,338
Cash flow from operating activities	5,605	7	138	(686)	—	5,064

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(27,002)	(4,308)	(143)	7,096	(28,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,333)	(336)	(127)	(9)	—	(1,805)

Operating income	4,175	166	268	(105)	—	4,504
Equity in net income (loss) of affiliates and other items	595	101	43	149	—	888
Tax on net operating income	(2,386)	(27)	(82)	44	—	(2,451)

Net operating income	2,384	240	229	88	—	2,941
Net cost of net debt						(61)
Minority interests						(53)

Net income						2,827

3rd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	(71)	(33)	—		(104)
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	—	—		(15)

Operating income (b)	(15)	(71)	(33)	—		(119)
Equity in net income (loss) of affiliates and other items	85	25	(6)	139		243
Tax on net operating income	191	22	12	(3)		222

Net operating income (b)	261	(24)	(27)	136		346
Net cost of net debt						—
Minority interests						6

Net income						352

(a)	Adjustments include special items and inventory valuation effect.
(b)	Of which inventory valuation effect

On operating income	—	(71)	(33)	—
On net operating income	—	(24)	(30)	—

3rd quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(26,931)	(4,275)	(143)	7,096	(28,815)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,318)	(336)	(127)	(9)	—	(1,790)

Adjusted operating income	4,190	237	301	(105)	—	4,623
Equity in net income (loss) of affiliates and other items	510	76	49	10	—	645
Tax on net operating income	(2,577)	(49)	(94)	47	—	(2,673)

Adjusted net operating income	2,123	264	256	(48)	—	2,595
Net cost of net debt						(61)
Minority interests						(59)

Ajusted net income						2,475

Adjusted fully-diluted earnings per share (€)						1.10

(a)	Except for per share amounts.

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,400	568	111	13		4,092
Total divestments	1,035	28	(10)	21		1,074
Cash flow from operating activities	2,831	900	215	958		4,904

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,582	105,540	15,065	14	—	137,201
Intersegment sales	19,851	4,699	885	129	(25,564)	—
Excise taxes	—	(13,609)	—	—	—	(13,609)

Revenues from sales	36,433	96,630	15,950	143	(25,564)	123,592
Operating expenses	(16,453)	(93,801)	(14,766)	(450)	25,564	(99,906)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,621)	(1,083)	(360)	(26)	—	(5,090)

Operating income	16,359	1,746	824	(333)	—	18,596
Equity in net income (loss) of affiliates and other items	1,738	443	419	294	—	2,894
Tax on net operating income	(10,203)	(529)	(286)	(12)	—	(11,030)

Net operating income	7,894	1,660	957	(51)	—	10,460
Net cost of net debt						(263)
Minority interests						(211)

Net income						9,986

9 months 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	15	—	—	—		15
Intersegment sales
Excise taxes

Revenues from sales	15	—	—	—		15
Operating expenses	—	918	96	—		1,014
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(168)	(3)	—		(246)

Operating income (b)	(60)	750	93	—		783
Equity in net income (loss) of affiliates and other items	651	351	231	69		1,302
Tax on net operating income	(326)	(302)	(91)	(73)		(792)

Net operating income (b)	265	799	233	(4)		1,293
Net cost of net debt						—
Minority interests						(6)

Net income						1,287

(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	1,054	103	—
On net operating income	—	719	88	—

9 months 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,567	105,540	15,065	14	—	137,186
Intersegment sales	19,851	4,699	885	129	(25,564)	—
Excise taxes	—	(13,609)	—	—	—	(13,609)

Revenues from sales	36,418	96,630	15,950	143	(25,564)	123,577
Operating expenses	(16,453)	(94,719)	(14,862)	(450)	25,564	(100,920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,546)	(915)	(357)	(26)	—	(4,844)

Adjusted operating income	16,419	996	731	(333)	—	17,813
Equity in net income (loss) of affiliates and other items	1,087	92	188	225	—	1,592
Tax on net operating income	(9,877)	(227)	(195)	61	—	(10,238)

Adjusted net operating income	7,629	861	724	(47)	—	9,167
Net cost of net debt						(263)
Minority interests						(205)

Ajusted net income						8,699

Adjusted fully-diluted earnings per share (€)						3.86

(a) Except for per share amounts.

9 months 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	15,389	1,166	548	71		17,174
Total divestments	2,209	2,742	1,120	1,012		7,083
Cash flow from operating activities	13,406	2,940	353	43		16,742

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,083)	(12,861)	(461)	21,184	(84,601)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,881)	(959)	(393)	(28)	—	(5,261)

Operating income	12,943	1,491	768	(348)	—	14,854
Equity in net income (loss) of affiliates and other items	893	256	166	581	—	1,896
Tax on net operating income	(7,381)	(441)	(220)	186	—	(7,856)

Net operating income	6,455	1,306	714	419	—	8,894
Net cost of net debt						(168)
Minority interests						(185)

Net income						8,541

9 months 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	514	16	—		530
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	(8)	—		(23)

Operating income (b)	(15)	514	8	—		507
Equity in net income (loss) of affiliates and other items (c)	(61)	66	16	223		244
Tax on net operating income	234	(176)	3	(5)		56

Net operating income (b)	158	404	27	218		807
Net cost of net debt						—
Minority interests						2

Net income						809

(a) Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi. (b) Of which inventory valuation effect
On operating income	—	564	32	—
On net operating income	—	443	20	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

9 months 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,597)	(12,877)	(461)	21,184	(85,131)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,866)	(959)	(385)	(28)	—	(5,238)

Adjusted operating income	12,958	977	760	(348)	—	14,347
Equity in net income (loss) of affiliates and other items	954	190	150	358	—	1,652
Tax on net operating income	(7,615)	(265)	(223)	191	—	(7,912)

Adjusted net operating income	6,297	902	687	201	—	8,087
Net cost of net debt						(168)
Minority interests						(187)

Ajusted net income						7,732

Adjusted fully-diluted earnings per share (€)						3.45

(a) Except for per share amounts.

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,266	1,586	349	46		11,247
Total divestments	1,296	66	324	1,286		2,972
Cash flow from operating activities	11,665	2,396	602	443		15,106

Consolidated Financial Statements as of September 30, 2011

Nature of the elements of adjustment by business segment

(M€)

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
3rd quarter 2011	Inventory valuation effect	—	(100)	(12)	—	(112)
	Effect of changes in fair value	(14)	—	—	—	(14)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(168)	(2)	—	(245)
	Other items	—	(73)	(8)	—	(81)
Total		(89)	(341)	(22)	—	(452)

3rd quarter 2010	Inventory valuation effect	—	(71)	(33)	—	(104)
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(15)	—	—	—	(15)
	Other items	—	—	—	—	—
Total		(15)	(71)	(33)	—	(119)

9 months 2011	Inventory valuation effect	—	1,054	103	—	1,157
	Effect of changes in fair value	15	—	—	—	15
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(168)	(2)	—	(245)
	Other items	—	(136)	(8)	—	(144)
Total		(60)	750	93	—	783

9 months 2010	Inventory valuation effect	—	564	32	—	596
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(15)	—	(8)	—	(23)
	Other items	—	(50)	(16)	—	(66)
Total		(15)	514	8	—	507

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
3rd quarter 2011	Inventory valuation effect	—	(80)	(7)	—	(87)
	Effect of changes in fair value	(10)	—	—	—	(10)
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	(56)	—	—	(56)
	Asset impairment charges	(75)	(175)	(1)	—	(251)
	Gains (losses) on disposals of assets	427	412	212	3	1,054
	Other items	(25)	(53)	—	(59)	(137)
Total		317	48	204	(56)	513

3rd quarter 2010	Inventory valuation effect	—	(18)	(30)	—	(48)
	Effect of changes in fair value	—	—	—	—	—
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	—	(1)	—	(1)
	Asset impairment charges	(101)	—	—	—	(101)
	Gains (losses) on disposals of assets	362	—	4	136	502
	Other items	—	—	—	—	—
Total		261	(18)	(27)	136	352

9 months 2011	Inventory valuation effect	—	697	88	—	785
	Effect of changes in fair value	12	—	—	—	12
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	(56)	—	—	(56)
	Asset impairment charges	(122)	(175)	(1)	—	(298)
	Gains (losses) on disposals of assets	591	412	212	55	1,270
	Other items	(203)	(98)	(66)	(59)	(426)
Total		278	780	233	(4)	1,287

9 months 2010	Inventory valuation effect	—	445	20	—	465
	Effect of changes in fair value	—	—	—	—	—
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	(81)	(81)
	Restructuring charges	—	—	(11)	—	(11)
	Asset impairment charges	(160)	—	(6)	—	(166)
	Gains (losses) on disposals of assets	362	—	33	299	694
	Other items	(44)	(39)	(9)	—	(92)
Total		158	406	27	218	809

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	46,177	(14)	46,163
Excise taxes	(4,638)	—	(4,638)
Revenues from sales	41,539	(14)	41,525

Purchases net of inventory variation	(28,906)	(112)	(29,018)
Other operating expenses	(4,981)	(80)	(5,061)
Exploration costs	(242)	—	(242)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,627)	(246)	(1,873)
Other income	69	1,265	1,334
Other expense	(95)	(117)	(212)

Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	114	—	114
Cost of net debt	(148)	—	(148)

Other financial income	108	—	108
Other financial expense	(115)	—	(115)

Equity in net income (loss) of affiliates	518	(21)	497
Income taxes	(3,280)	(168)	(3,448)

Consolidated net income	2,840	507	3,347
Group share	2,801	513	3,314
Minority interests	39	(6)	33

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

3rd quarter 2010 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	40,180	—	40,180
Excise taxes	(4,952)	—	(4,952)
Revenues from sales	35,228	—	35,228

Purchases net of inventory variation	(23,814)	(104)	(23,918)
Other operating expenses	(4,841)	—	(4,841)
Exploration costs	(160)	—	(160)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,790)	(15)	(1,805)
Other income	223	317	540
Other expense	(41)	(20)	(61)

Financial interest on debt	(126)	—	(126)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(86)	—	(86)

Other financial income	111	—	111
Other financial expense	(103)	—	(103)

Equity in net income (loss) of affiliates	455	(54)	401

Income taxes	(2,648)	222	(2,426)

Consolidated net income	2,534	346	2,880
Group share	2,475	352	2,827
Minority interests	59	(6)	53

(a)	Adjustments include special items and inventory valuation effect.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

9 months 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	137,186	15	137,201
Excise taxes	(13,609)	—	(13,609)
Revenues from sales	123,577	15	123,592

Purchases net of inventory variation	(85,816)	1,157	(84,659)
Other operating expenses	(14,424)	(143)	(14,567)
Exploration costs	(680)	—	(680)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,844)	(246)	(5,090)
Other income	178	1,487	1,665
Other expense	(224)	(185)	(409)

Financial interest on debt	(557)	—	(557)
Financial income from marketable securities & cash equivalents	216	—	216
Cost of net debt	(341)	—	(341)

Other financial income	518	—	518
Other financial expense	(327)	—	(327)

Equity in net income (loss) of affiliates	1,447	—	1,447

Income taxes	(10,160)	(792)	(10,952)

Consolidated net income	8,904	1,293	10,197
Group share	8,699	1,287	9,986
Minority interests	205	6	211

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

9 months 2010 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	119,112	—	119,112
Excise taxes	(14,396)	—	(14,396)
Revenues from sales	104,716	—	104,716

Purchases net of inventory variation	(70,144)	596	(69,548)
Other operating expenses	(14,320)	(66)	(14,386)
Exploration costs	(667)	—	(667)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,238)	(23)	(5,261)
Other income	303	511	814
Other expense	(208)	(179)	(387)

Financial interest on debt	(339)	—	(339)
Financial income from marketable securities & cash equivalents	88	—	88
Cost of net debt	(251)	—	(251)

Other financial income	324	—	324
Other financial expense	(293)	—	(293)

Equity in net income (loss) of affiliates	1,526	(88)	1,438

Income taxes	(7,829)	56	(7,773)

Consolidated net income	7,919	807	8,726
Group share	7,732	809	8,541
Minority interests	187	(2)	185

(a)	Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2011

(unaudited)

1) Accounting policies

•	Accounting policies applicable in 2011

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2011 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of September 30, 2011 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2010 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2011 are described in Note 1W to the consolidated financial statements as of December 31, 2010 and have no material effect on the Group’s consolidated financial statements for the first nine months of 2011.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2010.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis; and

•	are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

•	Accounting policies not yet applicable

In May 2011, the IASB issued a package of standards on consolidation : standard IFRS 10 “Consolidated financial statements”, standard IFRS 11 “Joint arrangements”, standard IFRS 12 “Disclosure of interests in other entities”, revised standard IAS 27 “Separate financial statements” and revised standard IAS 28 “Investments in associates and joint ventures”. These standards are applicable for annual periods beginning on or after January 1, 2013.

In June 2011, the IASB issued revised standard IAS 19 “Employee benefits”, which leads in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet and the elimination of the corridor approach currently used by the Group. This standard is applicable for annual periods beginning on or after January 1, 2013.

In addition, the IASB published in May 2011 standard IFRS 13 “Fair value measurement”, applicable for annual periods beginning on or after January 1, 2013, and in June 2011 revised standard IAS 1 “Presentation of financial statements”, applicable for annual periods beginning on or after July 1, 2012.

The impact of the application of these standards is currently assessed by the Group.

2) Changes in the Group structure, main acquisitions and divestments

•	Upstream

•	TOTAL finalized in March 2011 the acquisition from Santos of an additional 7.5% interest in Australia’s GLNG project. This increases TOTAL’s overall stake in the project to 27.5%.

The acquisition cost amounts to €200 million ($281 million) and mainly corresponds to the value of mineral interests that have been recognized as intangible assets on the face of the consolidated balance sheet for €217 million.

•

In March 2011, Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have finalized a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada.

TOTAL acquired 19.2% of Suncor’s interest in the Fort Hills project, increasing TOTAL’s overall interest in the project to 39.2%. Suncor, as operator, holds 40.8%. TOTAL also acquired a 49% stake in the Suncor-operated Voyageur upgrader project. For those two acquisitions, the Group paid €1,939 million (CAD 2,666 million) mainly representing the value of intangible assets for €445 million and the value of tangible assets for €1,453 million.

Furthermore, TOTAL sold to Suncor 36.75% interest in the Joslyn project for €612 million (CAD 842 million), and received the cash payment in April 2011. The Group, as operator, retains a 38.25% interest in the project.

•	TOTAL finalized in April 2011 the sale of its 75.8% interest in its upstream Cameroonian affiliate Total E&P Cameroun to Perenco, for an amount of €173 million ($254 million), net of cash sold.

•	TOTAL and the Russian company Novatek signed in March 2011 two Memorandums of Cooperation to develop the cooperation between TOTAL on one side, and Novatek and its main shareholders on the other side.

This cooperation is developed around two transactions:

-

TOTAL took a 12.09% shareholding in Novatek. This transaction has been effective since April 1, 2011 and amounted to €2,901 million ($4,108 million). TOTAL considers that it has a significant influence through its representation on the Board of Directors of Novatek and its participation in the Yamal LNG project. Therefore, the interest in Novatek is accounted for by the equity method as from the second quarter 2011.

-	In October 2011, TOTAL became the main international partner on the Yamal LNG project holding a 20% share, and Novatek still holds a 51% interest in the project.

•

After the all-cash tender of $23.25 per share launched on April 28, 2011 and completed on June 21, 2011, TOTAL has acquired a 60% stake in SunPower Corp., a U.S. company listed on the Nasdaq with headquarters in San Jose (California), one of the most established players in the American solar industry. Shares of SunPower Corp. continue to be traded on the Nasdaq.

The acquisition cost, whose cash payment occurred on June 21, 2011, amounts to €974 million ($1,394 million). In accordance with revised IFRS 3, TOTAL is currently assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities. Based on available information, provisional fair value of net assets acquired at 100% amounts to $1,540 million.

Given the estimated fair value of instruments that are likely to confer rights to minority interests, provisional goodwill amounts to $532 million. This goodwill must be allocated within twelve months from the acquisition date.

Provisional allocation of fair value by main categories of assets and liabilities is as follows:

(M$)	Fair value at acquisition date
Intangible assets	476
Tangible assets	589
Net debt	(427)
Other capital employed	902

Net assets of SunPower (100%) as of June 21, 2011	1,540

Acquisition-related costs recognized in the statement of income for the first nine months of 2011 amounts to €9 million.

As part of the transaction, various agreements were signed, including a financial guarantee agreement through which TOTAL guarantees up to $1 billion SunPower’s repayment obligations under letters of credit that would be issued during the next five years for the development of solar power plants and large roofs activities. Furthermore, the contractual obligations of SunPower are now included in TOTAL’s notes to the consolidated financial statements. As of December 31, 2010, these obligations mainly included purchase commitments for $4.3 billion.

•	TOTAL finalized in July 2011 the sale of 10% of its interest in the Colombian pipeline OCENSA. The Group still holds a 5.2% interest in this asset.

•

TOTAL finalized in September 2011 the acquisition of Esso Italiana’s interests respectively in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increases TOTAL’s interest in the operated Tempa Rossa field to 75%.

•	Downstream

•

TOTAL and International Petroleum Investment Company (a company wholly-owned by the Government of Abu Dhabi) entered into an agreement on February 15, 2011 for the sale, to International Petroleum Investment Company (IPIC), of the 48.83% equity interest held by TOTAL in the share capital of CEPSA, to be completed within the framework of a public tender offer being launched by IPIC for all of the CEPSA shares not yet held by IPIC, at a unit purchase price of €28 per CEPSA share. TOTAL sold to IPIC all of its equity interest in CEPSA and received, as of July 29, 2011, an amount of €3,659 million.

•	Chemicals

•	TOTAL finalized in July 2011 the sale of its photocure and coatings resins businesses to Arkema for an amount of €520 million, net of cash sold.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv) Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1, 2011 and excluding TOTAL’s equity share of adjustment items related to Sanofi until June 30, 2010.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
3rd quarter 2011	Inventory valuation effect	—	(100)	(12)	—	(112)
	Effect of changes in fair value	(14)	—	—	—	(14)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(168)	(2)	—	(245)
	Other items	—	(73)	(8)	—	(81)

Total		(89)	(341)	(22)	—	(452)

3rd quarter 2010	Inventory valuation effect	—	(71)	(33)	—	(104)
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(15)	—	—	—	(15)
	Other items	—	—	—	—	—

Total		(15)	(71)	(33)	—	(119)

9 months 2011	Inventory valuation effect	—	1,054	103	—	1,157
	Effect of changes in fair value	15	—	—	—	15
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(168)	(2)	—	(245)
	Other items	—	(136)	(8)	—	(144)

Total		(60)	750	93	—	783

9 months 2010	Inventory valuation effect	—	564	32	—	596
	Effect of changes in fair value	—	—	—	—	—
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(15)	—	(8)	—	(23)
	Other items	—	(50)	(16)	—	(66)

Total		(15)	514	8	—	507

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
3rd quarter 2011	Inventory valuation effect	—	(80)	(7)	—	(87)
	Effect of changes in fair value	(10)	—	—	—	(10)
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	(56)	—	—	(56)
	Asset impairment charges	(75)	(175)	(1)	—	(251)
	Gains (losses) on disposals of assets	427	412	212	3	1,054
	Other items	(25)	(53)	—	(59)	(137)

Total		317	48	204	(56)	513

3rd quarter 2010	Inventory valuation effect	—	(18)	(30)	—	(48)
	Effect of changes in fair value	—	—	—	—	—
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	—	(1)	—	(1)
	Asset impairment charges	(101)	—	—	—	(101)
	Gains (losses) on disposals of assets	362	—	4	136	502
	Other items	—	—	—	—	—

Total		261	(18)	(27)	136	352

9 months 2011	Inventory valuation effect	—	697	88	—	785
	Effect of changes in fair value	12	—	—	—	12
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	—	—
	Restructuring charges	—	(56)	—	—	(56)
	Asset impairment charges	(122)	(175)	(1)	—	(298)
	Gains (losses) on disposals of assets	591	412	212	55	1,270
	Other items	(203)	(98)	(66)	(59)	(426)

Total		278	780	233	(4)	1,287

9 months 2010	Inventory valuation effect	—	445	20	—	465
	Effect of changes in fair value	—	—	—	—	—
	TOTAL’s equity share of adjustments related to Sanofi	—	—	—	(81)	(81)
	Restructuring charges	—	—	(11)	—	(11)
	Asset impairment charges	(160)	—	(6)	—	(166)
	Gains (losses) on disposals of assets	362	—	33	299	694
	Other items	(44)	(39)	(9)	—	(92)

Total		158	406	27	218	809

In the first nine months of 2011, the heading “Other items” includes the impact of the change in taxation in the United Kingdom on the deferred tax liability for €(178) million. The House of Commons voted the increase of the Supplementary charge applicable to oil activities from 20% to 32%, within the framework of the Finance Act 2011 enacted July 19, 2011.

Furthermore, since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a three-year renewable basis by the French Ministry of Economy, Finance and Industry. The approval for the period 2008-2010 expired on December 31, 2010 and in July 2011, TOTAL S.A. announced that it took the decision not to ask for the renewal of this agreement.

As a consequence, TOTAL S.A. is taxed in accordance with the French common tax regime as from 2011. The exit from the consolidated income tax treatment has no significant impact, neither on the Group’s financial situation nor on the consolidated results.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of September 30, 2011, TOTAL S.A. held 9,225,377 of its own shares, representing 0.39% of its share capital, detailed as follows:

•	6,712,528 shares allocated to TOTAL restricted shares plans for Group employees; and

•	2,512,849 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 9,225,377 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of September 30, 2011, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly held by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The Board of Directors of October 28, 2010 decided to pay interim dividends on a quarterly basis beginning in fiscal year 2011. The interim dividend of €0.57 per share for the first quarter 2011, approved by the Board of Directors of April 28, 2011, was paid on September 22, 2011.

The Board of Directors of July 28, 2011 and the one of October 27, 2011 approved interim dividends of €0.57 per share for the second quarter 2011 and €0.57 per share for the third quarter 2011, that will be paid on December 22, 2011 (ex-dividend date will be December 19, 2011) and March 22, 2012 (ex-dividend date will be March 19, 2012), respectively.

Other Comprehensive Income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	9 months 2011		9 months 2010
Currency translation adjustment		(335)		1,469
- unrealized gain/(loss) of the period	(318)		1,472
- less gain/(loss) included in net income	17		3

Available for sale financial assets		41		(48)
- unrealized gain/(loss) of the period	79		1
- less gain/(loss) included in net income	38		49

Cash flow hedge		(89)		(89)
- unrealized gain/(loss) of the period	(75)		(170)
- less gain/(loss) included in net income	14		(81)

Share of other comprehensive income of equity affiliates, net amount		(234)		275

Other		(4)		(6)
- unrealized gain/(loss) of the period	(4)		(6)
- less gain/(loss) included in net income	—		—

Tax effect		53		31

Total other comprehensive income, net amount		(568)		1,632

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2011			9 months 2010
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	(335)		(335)	1,469		1,469
Available for sale financial assets	41	22	63	(48)	2	(46)
Cash flow hedge	(89)	31	(58)	(89)	29	(60)
Share of other comprehensive income of equity affiliates, net amount	(234)		(234)	275		275
Other	(4)		(4)	(6)		(6)

Total other comprehensive income	(621)	53	(568)	1,601	31	1,632

5) Financial debt

The Group issued bonds, mainly through its subsidiaries Total Capital and Total Capital Canada Ltd. During the first nine months of 2011, both subsidiaries issued bonds as follows:

–	Bond 6.500% 2011-2016 (150 million AUD)

–	Bond 3.875% 2011-2018 (500 million GBP)

–	Bond 4.125% 2011-2021 (500 million USD)

–	Bond 1.625% 2011-2014 (750 million USD)

–	Bond Libor USD 3 months + 0.380% 2011-2014 (750 million USD)

–	Bond 5.750% 2011-2014 (100 million AUD)

–	Bond Libor USD 3 months + 0.09% 2011-2013 (1,000 million USD)

–	Bond 4.000% 2011-2016 (600 million NOK)

–	Bond 3.625% 2011-2016 (600 million SEK)

The Group reimbursed bonds during the first nine months of 2011:

–	Bond 5.750% 2005-2011 (100 million AUD)

–	Bond 4.000% 2005-2011 (100 million CAD)

–	Bond 5.750% 2004-2011 (100 million AUD)

–	Bond 7.500% 2008-2011 (150 million AUD)

–	Bond 4.875% 2004-2011 (200 million CAD)

–	Bond 1.625% 2005-2011 (550 million CHF)

–	Bond 3.875% 2006-2011 (1,400 million EUR)

–	Bond Euribor 3 months + 0.04% 2006-2011 (42 million EUR)

–	Bond JPY Libor + 0.15% 2008-2011 (10,000 million JPY)

–	Bond 3.750% 2008-2011 (150 million USD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2011.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

During the third quarter of 2011, the Group has not been fined pursuant to a Court ruling. The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Chemicals segment

•

As part of the spin-off of Arkema[1] in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

•

In the United States, investigations into certain commercial practices of some subsidiaries of the Arkema group have been closed since 2007; no charges have been brought against Arkema. Civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are about to be closed and are not expected to have a significant impact on the Group’s financial position.

•

In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million2, corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals. Within the framework of one of these proceedings, the General Court of the European Union, in a decision dated June 7, 2011, partially accepted Arkema’s appeal, reducing the fine pronounced against it by the amount of €105.79 million. On the same day, the General Court rejected the appeal lodged by TOTAL S.A. and Elf Aquitaine. An appeal has been lodged by the parent companies against this decision during the third quarter of 2011. Considering the parent companies remain liable for Arkema’s infringement, the European Commission demanded the payment of €105.79 million (plus interest of €31.31 million). Elf Aquitaine paid these amounts in July 2011 and lodged an appeal against this recovery.

On September 29, 2011, in another proceeding, the supreme court of the European Union has squashed the European Commission’s decision of January 19, 2005, as well as the decision of the General Court of the European Union of September 30, 2009, stating Elf Aquitaine’s liability, but confirmed the decision vis-à-vis Arkema. Due to the guarantees that benefit to Arkema, this favorable decision has no financial impact for the Group.

1

Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

2	This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

Besides, civil proceedings against Arkema and other groups of companies were initiated before German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings engaged by the European Commission. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of September 30, 2011.

Downstream segment

•

Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined in 2006 €20.25 million, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending. Within the framework of this legal proceeding, a €24 million reserve is booked in the Group’s consolidated financial statements as of September 30, 2011.

In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Refining & Marketing division, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•

Finally, TotalGaz and Total Raffinage Marketing received a statement of objections in July 2009 from the French Antitrust Authority (Autorité de la concurrence française) regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. The case was dismissed by decision of the French antitrust authorities on December 17, 2010.

Whatever the evolution of the investigations and proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse following settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of September 30, 2011, stands at €81 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and has taken, and reserved its rights to take, other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement. Generally, out-of-court settlements with U.S. authorities include payment of fines and the obligation to improve internal compliance systems or other measures.

In this same case, a judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated, or the costs of a potential out-of-court settlement. Resolving this case is not expected to have a significant impact on the Group’s financial situation or any impact on its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating judge that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being added to the affair.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A. the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating judge on the matter decided to send the case to trial.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996. The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

Libya

Stopped since early March 2011 due to the security context in Libya, the Group’s production started up again at the end of September 2011 on the offshore Al Jurf field located in contractual areas 15, 16 & 32 (ex C137) at the level existing before the events. The restart of the Group’s production on the onshore fields remains subject to the stabilization of the security context.

In addition, in June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies – including, among others, TOTAL – a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

Syria

Since May 10, 2011, the European Union has adopted measures prohibiting the supply of certain equipment to Syria, as well as prohibiting certain financial and asset transactions with respect to a list of named individuals and entities. These measures apply to European persons and to entities constituted under the laws of a EU Member State. In addition, since September 3, 2011, the European Union has adopted further measures, including, notably, a prohibition on the purchase, import or transportation from Syria of crude oil and petroleum products. TOTAL does not believe that its current business activities in Syria are in contravention of these measures.

During the third quarter of 2011, the Group’s production in Syria was not significantly reduced. In addition, in early September 2011, the Group ceased to purchase hydrocarbons from Syria.

Yemen

During the third quarter of 2011, the Group’s activities have not been significantly impacted by the security context in Yemen.

Commitments

In the Upstream, the Group has signed during the first nine months of 2011 guarantees in respect of construction contracts for an amount of about €3.1 billion.

8) Information by business segment

9 months 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,582	105,540	15,065	14	—	137,201
Intersegment sales	19,851	4,699	885	129	(25,564)	—
Excise taxes	—	(13,609)	—	—	—	(13,609)

Revenues from sales	36,433	96,630	15,950	143	(25,564)	123,592
Operating expenses	(16,453)	(93,801)	(14,766)	(450)	25,564	(99,906)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,621)	(1,083)	(360)	(26)	—	(5,090)

Operating income	16,359	1,746	824	(333)	—	18,596
Equity in net income (loss) of affiliates and other items	1,738	443	419	294	—	2,894
Tax on net operating income	(10,203)	(529)	(286)	(12)	—	(11,030)

Net operating income	7,894	1,660	957	(51)	—	10,460
Net cost of net debt						(263)
Minority interests						(211)

Net income						9,986

9 months 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	15	—	—	—		15
Intersegment sales
Excise taxes

Revenues from sales	15	—	—	—		15
Operating expenses	—	918	96	—		1,014
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(168)	(3)	—		(246)

Operating income (b)	(60)	750	93	—		783
Equity in net income (loss) of affiliates and other items	651	351	231	69		1,302
Tax on net operating income	(326)	(302)	(91)	(73)		(792)

Net operating income (b)	265	799	233	(4)		1,293
Net cost of net debt						—
Minority interests						(6)

Net income						1,287

(a)	Adjustments include special items, inventory valuation effect and, as from January 1 st , 2011, the effect of changes in fair value.
(b)	Of which inventory valuation effect

On operating income	—	1,054	103	—
On net operating income	—	719	88	—

9 months 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,567	105,540	15,065	14	—	137,186
Intersegment sales	19,851	4,699	885	129	(25,564)	—
Excise taxes	—	(13,609)	—	—	—	(13,609)

Revenues from sales	36,418	96,630	15,950	143	(25,564)	123,577
Operating expenses	(16,453)	(94,719)	(14,862)	(450)	25,564	(100,920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,546)	(915)	(357)	(26)	—	(4,844)

Adjusted operating income	16,419	996	731	(333)	—	17,813
Equity in net income (loss) of affiliates and other items	1,087	92	188	225	—	1,592
Tax on net operating income	(9,877)	(227)	(195)	61	—	(10,238)

Adjusted net operating income	7,629	861	724	(47)	—	9,167
Net cost of net debt						(263)
Minority interests						(205)

Ajusted net income						8,699

Adjusted fully-diluted earnings per share (€)						3.86

(a)	Except for per share amounts.

9 months 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	15,389	1,166	548	71		17,174
Total divestments	2,209	2,742	1,120	1,012		7,083
Cash flow from operating activities	13,406	2,940	353	43		16,742

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,083)	(12,861)	(461)	21,184	(84,601)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,881)	(959)	(393)	(28)	—	(5,261)

Operating income	12,943	1,491	768	(348)	—	14,854
Equity in net income (loss) of affiliates and other items	893	256	166	581	—	1,896
Tax on net operating income	(7,381)	(441)	(220)	186	—	(7,856)

Net operating income	6,455	1,306	714	419	—	8,894
Net cost of net debt						(168)
Minority interests						(185)

Net income						8,541

9 months 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales

Operating expenses	—	514	16	—		530
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	(8)	—		(23)

Operating income (b)	(15)	514	8	—		507
Equity in net income (loss) of affiliates and other items (c)	(61)	66	16	223		244
Tax on net operating income	234	(176)	3	(5)		56

Net operating income (b)	158	404	27	218		807
Net cost of net debt						—
Minority interests						2

Net income						809

(a)	Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi.
(b)	Of which inventory valuation effect

On operating income	—	564	32	—
On net operating income	—	443	20	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

9 months 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716
Operating expenses	(13,380)	(79,597)	(12,877)	(461)	21,184	(85,131)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,866)	(959)	(385)	(28)	—	(5,238)

Adjusted operating income	12,958	977	760	(348)	—	14,347
Equity in net income (loss) of affiliates and other items	954	190	150	358	—	1,652
Tax on net operating income	(7,615)	(265)	(223)	191	—	(7,912)

Adjusted net operating income	6,297	902	687	201	—	8,087
Net cost of net debt						(168)
Minority interests						(187)

Ajusted net income						7,732

Adjusted fully-diluted earnings per share (€)						3.45

(a)	Except for per share amounts.

9 months 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,266	1,586	349	46		11,247
Total divestments	1,296	66	324	1,286		2,972
Cash flow from operating activities	11,665	2,396	602	443		15,106

3rd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,272	36,220	4,669	2	—	46,163
Intersegment sales	6,571	1,582	243	45	(8,441)	—
Excise taxes	—	(4,638)	—	—	—	(4,638)

Revenues from sales	11,843	33,164	4,912	47	(8,441)	41,525
Operating expenses	(5,443)	(32,559)	(4,624)	(136)	8,441	(34,321)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,281)	(464)	(119)	(9)	—	(1,873)

Operating income	5,119	141	169	(98)	—	5,331
Equity in net income (loss) of affiliates and other items	922	347	319	24	—	1,612
Tax on net operating income	(3,401)	(58)	(45)	41	—	(3,463)

Net operating income	2,640	430	443	(33)	—	3,480
Net cost of net debt						(133)
Minority interests						(33)

Net income						3,314

3rd quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—		(14)
Intersegment sales
Excise taxes

Revenues from sales	(14)	—	—	—		(14)
Operating expenses	—	(173)	(19)	—		(192)
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(168)	(3)	—		(246)

Operating income (b)	(89)	(341)	(22)	—		(452)
Equity in net income (loss) of affiliates and other items	530	339	243	15		1,127
Tax on net operating income	(124)	44	(17)	(71)		(168)

Net operating income (b)	317	42	204	(56)		507
Net cost of net debt						—
Minority interests						6

Net income						513

(a)	Adjustments include special items, inventory valuation effect and, as from January 1 st , 2011, the effect of changes in fair value.
(b)	Of which inventory valuation effect

On operating income	—	(100)	(12)	—
On net operating income	—	(83)	(7)	—

3rd quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,286	36,220	4,669	2	—	46,177
Intersegment sales	6,571	1,582	243	45	(8,441)	—
Excise taxes	—	(4,638)	—	—	—	(4,638)

Revenues from sales	11,857	33,164	4,912	47	(8,441)	41,539
Operating expenses	(5,443)	(32,386)	(4,605)	(136)	8,441	(34,129)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,206)	(296)	(116)	(9)	—	(1,627)

Adjusted operating income	5,208	482	191	(98)	—	5,783
Equity in net income (loss) of affiliates and other items	392	8	76	9	—	485
Tax on net operating income	(3,277)	(102)	(28)	112	—	(3,295)

Adjusted net operating income	2,323	388	239	23	—	2,973
Net cost of net debt						(133)
Minority interests						(39)

Ajusted net income						2,801

Adjusted fully-diluted earnings per share (€)						1.24

(a)	Except for per share amounts.

3rd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,289	440	168	24		3,921
Total divestments	953	2,691	1,094	344		5,082
Cash flow from operating activities	3,158	1,775	359	672		5,964

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(27,002)	(4,308)	(143)	7,096	(28,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,333)	(336)	(127)	(9)	—	(1,805)

Operating income	4,175	166	268	(105)	—	4,504
Equity in net income (loss) of affiliates and other items	595	101	43	149	—	888
Tax on net operating income	(2,386)	(27)	(82)	44	—	(2,451)

Net operating income	2,384	240	229	88	—	2,941
Net cost of net debt						(61)
Minority interests						(53)

Net income						2,827

3rd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales

Operating expenses	—	(71)	(33)	—		(104)
Depreciation, depletion and amortization of tangible assets and mineral interests	(15)	—	—	—		(15)

Operating income (b)	(15)	(71)	(33)	—		(119)
Equity in net income (loss) of affiliates and other items	85	25	(6)	139		243
Tax on net operating income	191	22	12	(3)		222

Net operating income (b)	261	(24)	(27)	136		346
Net cost of net debt						—
Minority interests						6

Net income						352

(a)	Adjustments include special items and inventory valuation effect.
(b)	Of which inventory valuation effect

On operating income	—	(71)	(33)	—
On net operating income	—	(24)	(30)	—

3rd quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228
Operating expenses	(4,562)	(26,931)	(4,275)	(143)	7,096	(28,815)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,318)	(336)	(127)	(9)	—	(1,790)

Adjusted operating income	4,190	237	301	(105)	—	4,623
Equity in net income (loss) of affiliates and other items	510	76	49	10	—	645
Tax on net operating income	(2,577)	(49)	(94)	47	—	(2,673)

Adjusted net operating income	2,123	264	256	(48)	—	2,595
Net cost of net debt						(61)
Minority interests						(59)

Ajusted net income						2,475

Adjusted fully-diluted earnings per share (€)						1.10

(a)	Except for per share amounts.

3rd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,400	568	111	13		4,092
Total divestments	1,035	28	(10)	21		1,074
Cash flow from operating activities	2,831	900	215	958		4,904

9) Impact of adjustments on the consolidated statement of income

9 months 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	137,186	15	137,201
Excise taxes	(13,609)	—	(13,609)
Revenues from sales	123,577	15	123,592

Purchases net of inventory variation	(85,816)	1,157	(84,659)
Other operating expenses	(14,424)	(143)	(14,567)
Exploration costs	(680)	—	(680)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,844)	(246)	(5,090)
Other income	178	1,487	1,665
Other expense	(224)	(185)	(409)

Financial interest on debt	(557)	—	(557)
Financial income from marketable securities & cash equivalents	216	—	216
Cost of net debt	(341)	—	(341)

Other financial income	518	—	518
Other financial expense	(327)	—	(327)

Equity in net income (loss) of affiliates	1,447	—	1,447

Income taxes	(10,160)	(792)	(10,952)

Consolidated net income	8,904	1,293	10,197
Group share	8,699	1,287	9,986
Minority interests	205	6	211

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

9 months 2010 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	119,112	—	119,112
Excise taxes	(14,396)	—	(14,396)
Revenues from sales	104,716	—	104,716

Purchases net of inventory variation	(70,144)	596	(69,548)
Other operating expenses	(14,320)	(66)	(14,386)
Exploration costs	(667)	—	(667)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,238)	(23)	(5,261)
Other income	303	511	814
Other expense	(208)	(179)	(387)

Financial interest on debt	(339)	—	(339)
Financial income from marketable securities & cash equivalents	88	—	88
Cost of net debt	(251)	—	(251)

Other financial income	324	—	324
Other financial expense	(293)	—	(293)

Equity in net income (loss) of affiliates	1,526	(88)	1,438

Income taxes	(7,829)	56	(7,773)

Consolidated net income	7,919	807	8,726
Group share	7,732	809	8,541
Minority interests	187	(2)	185

(a)	Adjustments include special items, inventory valuation effect and, until June 30,2010, equity share of adjustments related to Sanofi.

3rd quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	46,177	(14)	46,163
Excise taxes	(4,638)	—	(4,638)
Revenues from sales	41,539	(14)	41,525

Purchases net of inventory variation	(28,906)	(112)	(29,018)
Other operating expenses	(4,981)	(80)	(5,061)
Exploration costs	(242)	—	(242)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,627)	(246)	(1,873)
Other income	69	1,265	1,334
Other expense	(95)	(117)	(212)

Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	114	—	114
Cost of net debt	(148)	—	(148)

Other financial income	108	—	108
Other financial expense	(115)	—	(115)

Equity in net income (loss) of affiliates	518	(21)	497

Income taxes	(3,280)	(168)	(3,448)

Consolidated net income	2,840	507	3,347
Group share	2,801	513	3,314
Minority interests	39	(6)	33

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

3rd quarter 2010 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	40,180	—	40,180
Excise taxes	(4,952)	—	(4,952)
Revenues from sales	35,228	—	35,228

Purchases net of inventory variation	(23,814)	(104)	(23,918)
Other operating expenses	(4,841)	—	(4,841)
Exploration costs	(160)	—	(160)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,790)	(15)	(1,805)
Other income	223	317	540
Other expense	(41)	(20)	(61)

Financial interest on debt	(126)	—	(126)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(86)	—	(86)

Other financial income	111	—	111
Other financial expense	(103)	—	(103)

Equity in net income (loss) of affiliates	455	(54)	401

Income taxes	(2,648)	222	(2,426)

Consolidated net income	2,534	346	2,880
Group share	2,475	352	2,827
Minority interests	59	(6)	53

(a)	Adjustments include special items and inventory valuation effect.

10) Sales by segment

(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
1st quarter 2011
Non-Group sales	6,144	34,769	5,105	11	—	46,029
Intersegment sales	6,939	1,582	297	41	(8,859)	—
Excise taxes	—	(4,427)	—	—	—	(4,427)

Revenues from sales	13,083	31,924	5,402	52	(8,859)	41,602

2nd quarter 2011
Non-Group sales	5,166	34,551	5,291	1	—	45,009
Intersegment sales	6,341	1,535	345	43	(8,264)	—
Excise taxes	—	(4,544)	—	—	—	(4,544)

Revenues from sales	11,507	31,542	5,636	44	(8,264)	40,465

3rd quarter 2011
Non-Group sales	5,272	36,220	4,669	2	—	46,163
Intersegment sales	6,571	1,582	243	45	(8,441)	—
Excise taxes	—	(4,638)	—	—	—	(4,638)

Revenues from sales	11,843	33,164	4,912	47	(8,441)	41,525

9 months 2011
Non-Group sales	16,582	105,540	15,065	14	—	137,201
Intersegment sales	19,851	4,699	885	129	(25,564)	—
Excise taxes	—	(13,609)	—	—	—	(13,609)

Revenues from sales	36,433	96,630	15,950	143	(25,564)	123,592

1st quarter 2010
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)

Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161

2nd quarter 2010
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327

3rd quarter 2010
Non-Group sales	4,410	31,307	4,460	3	—	40,180
Intersegment sales	5,660	1,149	243	44	(7,096)	—
Excise taxes	—	(4,952)	—	—	—	(4,952)

Revenues from sales	10,070	27,504	4,703	47	(7,096)	35,228

9 months 2010
Non-Group sales	13,525	92,305	13,272	10	—	119,112
Intersegment sales	16,679	3,624	750	131	(21,184)	—
Excise taxes	—	(14,396)	—	—	—	(14,396)

Revenues from sales	30,204	81,533	14,022	141	(21,184)	104,716

11) Changes in progress in the Group structure

•	Upstream

•

TOTAL signed in March 2011 agreements for the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for $1,467 million (amount as of January 1, 2010, to which will add costs of interim period). Following this acquisition, TOTAL would become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. Subject to the decision of the Authorities, TOTAL would be the operator of Block 1.

•

TOTAL announced in June 2011 the signing of an agreement with Silex Gas Norway AS, a wholly owned subsidiary of Allianz, to sell its entire stake in Gassled (6.4%) and related entities for a price of NOK 4.64 billion. The transaction is subject to approval by the relevant authorities.

As of September 30, 2011, the assets and liabilities included in the transaction have been classified respectively as “Assets classified as held for sale” on the face of the consolidated balance sheet for €529 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the consolidated balance sheet for €338 million.

•	Downstream

•

TOTAL signed in June 2011, a sale and purchase agreement to sell most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man to Rontec Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the UK. This transaction is expected to be completed later in 2011.

The sale process for TOTAL’s refining assets in the UK is ongoing.

As of September 30, 2011, assets and liabilities of the Marketing businesses included in the transaction and of the Refining business have been classified respectively as “Assets classified as held for sale” on the face of the consolidated balance sheet for €1,101 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the consolidated balance sheet for €3 million.

12) Post-closing events

The Group announced in October 2011 a plan of reorganization of its business segments Downstream and Chemicals. This plan would change the current organization through the creation of:

–	a Refining & Chemicals division that would be a major production hub combining all of TOTAL’s refining, petrochemical, and specialty chemicals operations.

–	a Supply & Marketing division that would be dedicated to the global supply and marketing of petroleum products.

The consultation and notification process towards employee representatives is in progress.